EXHIBIT 99.1

Brookfield Renewable to Issue C$400 Million of Green Bonds

BROOKFIELD, NEWS, July 15, 2024 (GLOBE NEWSWIRE) -- Brookfield Renewable (NYSE: BEP, BEPC; TSX: BEP.UN, BEPC) (“Brookfield Renewable”) today announced that it has agreed to issue C$400 million aggregate principal amount of medium-term notes (the “Notes”), comprised of C$100 million aggregate principal amount of Series 17 Notes (the “Series 17 Notes”), due January 10, 2054, with an effective interest rate1 of 5.417% and C$300 million aggregate principal amount of Series 18 Notes (the “Series 18 Notes”), due October 20, 2034, which will bear interest at a rate of 4.959% per annum.

The Series 17 Notes will be issued as a re-opening on identical terms, other than issue date and the price to the public, to the C$400 million principal amount of 5.318% Series 17 Notes that were issued in January 2024. The Series 17 Notes will be issued at a price of C$98.549, plus accrued interest.

Brookfield Renewable Partners ULC, a subsidiary of Brookfield Renewable, will be the issuer of the Notes, which will be fully and unconditionally guaranteed by Brookfield Renewable and certain of its key holding subsidiaries.

The Notes will be issued pursuant to a base shelf prospectus dated September 8, 2023 and a related prospectus supplement and pricing supplements to be dated July 15, 2024. The issue is expected to close on or about July 17, 2024 subject to customary closing conditions.

The Series 18 Notes will represent Brookfield Renewable’s fourteenth green labelled corporate securities issuance in North America and the third issuance under Brookfield Renewable’s 2024 Green Financing Framework (the “Green Financing Framework”). Brookfield Renewable intends to use the net proceeds from the sale of the Notes to fund Eligible Investments (as defined in the Green Financing Framework), including to repay indebtedness incurred in respect thereof. The Green Financing Framework is available on Brookfield Renewable’s website and described in the prospectus supplement in respect of the offering.

The Notes have been rated BBB+ by S&P Global Ratings, BBB (high) with a stable trend by DBRS Limited and BBB+ by Fitch Ratings.

The Notes are being offered through a syndicate of agents led by RBC Capital Markets, Scotiabank, BMO Capital Markets, TD Securities, CIBC Capital Markets and National Bank Financial Markets, and including Desjardins, SMBC Nikko, Mizuho Securities, MUFG, BNP Paribas and iA Private Wealth Inc.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction, nor shall there be any offer or sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities being offered have not been approved or disapproved by any regulatory authority nor has any such authority passed upon the accuracy or adequacy of the short form base shelf prospectus or the prospectus supplement. The offer and sale of the securities has not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold in the United States or to United States persons absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws.

Brookfield Renewable

Brookfield Renewable operates one of the world’s largest publicly traded platforms for renewable power and sustainable solutions. Our renewable power portfolio consists of hydroelectric, wind, utility-scale solar and storage facilities in North America, South America, Europe and Asia. Our operating capacity totals almost 34,000 megawatts and our development pipeline stands at approximately 157,000 megawatts. Our portfolio of sustainable solutions assets includes our investments in Westinghouse (a leading global nuclear services business) and a utility and independent power producer with operations in the Caribbean and Latin America, as well as both operating assets and a development pipeline of carbon capture and storage capacity, agricultural renewable natural gas and materials recycling.

Investors can access the portfolio either through Brookfield Renewable Partners L.P. (NYSE: BEP; TSX: BEP.UN), a Bermuda-based limited partnership, or Brookfield Renewable Corporation (NYSE, TSX: BEPC), a Canadian corporation.

Brookfield Renewable is the flagship listed renewable power and transition company of Brookfield Asset Management, a leading global alternative asset manager with over $925 billion of assets under management.

Contact information:
Media:	Investors:
Simon Maine	Alex Jackson
+44 7398 909 278	+1 (416) 649-8196
simon.maine@brookfield.com	alexander.jackson@brookfield.com

Cautionary Statement Regarding Forward-looking Statements

Note: This news release contains forward-looking statements and information within the meaning of Canadian securities laws. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements can be identified by the use of words such as “will”, “expected”, “intend”, or variations of such words and phrases. Forward-looking statements in this news release include statements regarding the closing, the terms and the use of proceeds of the offering of Notes. Although Brookfield Renewable believes that such forward-looking statements and information are based upon reasonable assumptions and expectations, no assurance is given that such expectations will prove to have been correct. The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Brookfield Renewable to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. Except as required by law, Brookfield Renewable does not undertake any obligation to publicly update or revise any forward-looking statements or information, whether written or oral, whether as a result of new information, future events or otherwise.

1) Calculated as effective yield if held to maturity.